EXHIBIT 1.01

MSC INDUSTRIAL DIRECT CO., INC.

Conflict Minerals Report

For the reporting period from January 1 to December 31, 2014

1. INTRODUCTION

This Conflict Minerals Report (this “Report”) of MSC Industrial Direct Co., Inc. (together with its subsidiaries, “MSC,” the “Company,” “we,” “our,” or “us”), dated June 1, 2015, is provided in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”), for the reporting period from January 1 to December 31, 2014 (the “Reporting Period”).

Rule 13p-1 requires the disclosure of certain information by companies that manufacture or contract to manufacture products that use minerals specified in the rule that are necessary to the functionality or production of these products. These minerals are columbite-tantalite (coltan), cassiterite, wolframite, gold, and their derivatives, which are limited to tantalum, tin, and tungsten (collectively, “Conflict Minerals”). Companies are required to determine, among other things, whether certain of their Conflict Minerals originated in the Democratic Republic of the Congo (the “DRC”) or any of its adjoining countries (collectively with the DRC, the “Covered Countries”), and if these Conflict Minerals directly or indirectly financed or otherwise benefited armed groups (“Armed Groups”), as such term is defined in Item 1.01(d)(2) of Form SD, in any of the Covered Countries.

We are a leading North American distributor of a broad range of metalworking and maintenance, repair, and operations (“MRO”) products and services. Our goal is to help our customers throughout North America drive greater productivity, profitability and growth with our product offerings, inventory management and other supply chain solutions, and deep expertise from more than 70 years of working with customers across industries. We offer approximately 900,000 stock-keeping units (“SKUs”) through our master catalogs; weekly, monthly and quarterly specialty and promotional catalogs; brochures; and the Internet, including our websites, mscdirect.com and use-enco.com. We service our customers from 12 customer fulfillment centers and 101 branch offices. Many of our products are carried in stock, and orders for these in-stock products are typically fulfilled the day on which the order is received.

MSC is committed to responsible corporate citizenship and condemns the atrocities perpetuated by militants in the Covered Countries. We are primarily a distributor of metalworking and MRO products that are sourced from thousands of suppliers around the world. We do not directly manufacture our products, except for one low-volume round tooling product that we custom fabricate in our American Specialty Grinding business based on our customers’ specifications. However, we may at times enter into contracts with suppliers to manufacture products on our behalf for certain of our exclusive brands or to meet specific customer needs such that these products may be deemed to be “contracted to be manufactured,” as the term is used in Rule 13p-1 (“Contract Manufacture”). Certain of the products that we manufacture or Contract Manufacture use Conflict Minerals that are necessary to the functionality or production of these products, as such terms are used in Rule 13p-1 (“Necessary Conflict Minerals”), which subjects us to Rule 13p-1’s reporting requirements.

The Conflict Minerals supply chain is multi-tiered and global, consisting of thousands of mining, trading, and manufacturing entities around the world. We rely on our suppliers of (i) round metal blanks for the one product that we manufacture and (ii) the products that we Contract Manufacture, for information as to their use of Necessary Conflict Minerals in the relevant products they supply to us. Based on the information gathered from these suppliers as well as our own assessment for the Reporting Period, we have determined that approximately 1,500 product SKUs that we manufactured or Contract Manufactured during the Reporting Period (“Covered Products”) use Necessary Conflict Minerals (primarily tungsten, with some tantalum and tin). We also rely on our suppliers for information regarding the originating mines of, and processing smelters or refiners for, the Necessary Conflict Minerals, as these mines, smelters and refiners are typically many tiers upstream from us in our global supply chain and we do not have direct relationships with them.

For the Reporting Period, we conducted a reasonable country of origin inquiry (“RCOI”), as the term is used in Item 1.01 of Form SD, on the Necessary Conflict Minerals used by our Covered Products. Based on the results of our RCOI, we have reason to believe the Conflict Minerals in our Covered Products may have originated in the Covered Countries and may not be from recycled or scrap sources. We therefore conducted due diligence (as described below) on the source and chain of custody of the Conflict Minerals in our Covered Products, in accordance with Item 1.01 of Form SD.

2. DUE DILIGENCE PROCESS

We conducted due diligence on the source and chain of custody of the Necessary Conflict Minerals used in our Covered Products (“Due Diligence”) to ascertain whether these Conflict Minerals originated in the Covered Countries and financed or otherwise benefited Armed Groups in any of these countries.

2.1 Design of Our Due Diligence Measures

Our Due Diligence measures have been designed to conform with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition (the “OECD Guidance”), as applicable for tin, tantalum, tungsten, gold and downstream companies (as the term is defined in the OECD Guidance).

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2.2 Due Diligence Measures Performed

Our Due Diligence measures performed during the Reporting Period include the activities described in Sections 2.2.1 and 2.2.2 below.

2.2.1 Compliance Management Systems

We further developed our Conflict Minerals compliance management systems by publishing on our external website our updated Conflict Minerals Policy, found at http://www.mscdirect.com/customer-service/conflict-minerals-policy. Our updated Conflict Minerals Policy describes the Company’s commitment to addressing the use of Conflict Minerals in our products, which includes:

•	identifying the sources of any Conflict Minerals in the products we manufacture or Contract Manufacture;

•	working towards improving, year-over-year, our ability to track Conflict Minerals in our supply chain and report on their countries of origin;

•	working towards eliminating from the products that we manufacture or Contract Manufacture, Conflict Minerals that directly or indirectly support militant groups in the Covered Countries;

•	supporting industry-wide initiatives to audit smelters and refiners of Conflict Minerals; and

•	complying with the requirements of the conflict minerals law (Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act) and related rules.

Our Conflict Minerals Policy also sets out the Company’s expectations that our suppliers will:

•	not knowingly supply us with products containing Conflict Minerals that directly or indirectly support militant groups in the Covered Countries; and

•	support our efforts to identify the smelters and refiners that process Conflict Minerals used in our products and the countries and mines of origin of such Conflict Minerals.

Our Conflict Minerals Compliance Team (our “Compliance Team”) also continued to manage our Conflict Minerals compliance program during the Reporting Period. The Compliance Team, formed in 2012, is led by our General Counsel and overseen by a steering committee comprised of our General Counsel and other senior executives of the Company. The team consists of MSC associates from a number of different functional areas such as Legal, Product Management, Sales, Environmental Compliance & Sustainability, Information Technology, and Internal Audit.

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We also updated our supplier manuals during the Reporting Period to reflect our updated Conflict Minerals Policy.

2.2.2 Risk Identification and Assessment

We surveyed suppliers of Necessary Conflict Minerals used in our Covered Products to ascertain the source and chain of custody of the Conflict Minerals, including their processing smelters and refiners, and countries and mines of origin. We used a survey tool (“Survey Tool”) based largely on the Conflict Minerals Reporting Template (the “CMRT”) published by the Conflict-Free Sourcing Initiative (the “CFSI”). Information requested in our Survey Tool includes:

•	the Conflict Minerals content of the responder’s products;
•	whether these Conflict Minerals originated in the Covered Countries or are from recycled or scrap sources;
•	the names and addresses of the smelters or refiners that processed the responder’s Conflict Minerals[1];
•	the names and locations of the Conflict Minerals’ originating mines; and
•	information about the responder’s Conflict Minerals policy and due diligence procedures.

We validated the information received in response to our Survey Tool, to the extent possible, using different procedures such as reviewing individual supplier responses for inconsistencies within the response; comparing different supplier responses for inconsistencies among the responses; checking smelter and refiner names reported against the CMRT’s list of Standard Smelter Names and the list of smelters and refiners included in the Department of Commerce Reporting Requirements Under Section 1502(d)(3)(c) of the Dodd-Frank Act World-Wide Conflict Mineral Processing Facilities, found at http://www.ita.doc.gov/td/forestprod/DOC-ConflictMineralReport.pdf; and checking on the CFSI’s website the conflict-free status of smelters reported. We also followed up, where possible, with those suppliers whose responses we determined were either not plausible or lacking key information.

We received more information, including Conflict Mineral smelter names, from our surveys and other supplier engagements for the Reporting Period compared to the 2013 reporting year for the same products.

As a Work Group Participant of the CFSI within the Electronic Industry Citizenship Coalition, we also leveraged the due diligence conducted on smelters and refiners by the CFSI’s Conflict-Free Smelter Program (the “CFSP”). The CFSP uses independent private sector auditors to audit the source, including mines of origin, and chain of custody of the Conflict Minerals used by smelters and refiners that participate in the CFSP. The smelters and refiners that are found to be CFSP compliant are those for which the independent auditor has verified that the smelters’ or refiners’ Conflict Minerals originated from conflict-free mines and trading (“CFSP Compliant”). The CFSI makes available to its participating member companies country of origin information for the CFSP Compliant smelters and refiners.

1 Pursuant to the OECD Guidance, identifying the smelters and refiners in our supply chain and directly or indirectly assessing their due diligence practices for sourcing Conflict Minerals is one of the key steps in our supply chain due diligence process as a downstream company.

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3. DUE DILIGENCE DETERMINATION

Based on the Due Diligence performed as described above, we concluded that all of our Covered Products are DRC conflict undeterminable, as the term is defined by Item 1.01(d)(5) of Form SD (“DRC Conflict Undeterminable”).

4. PRODUCT DESCRIPTION: DRC CONFLICT UNDETERMINABLE PRODUCTS

DRC Conflict Undeterminable products are those Covered Products for which we were unable to determine, after exercising Due Diligence, whether their Necessary Conflict Minerals directly or indirectly financed or otherwise benefited Armed Groups in the Covered Countries. The below table includes (i) a description of our Covered Products that are DRC Conflict Undeterminable for the Reporting Period, (ii) the Necessary Conflict Minerals used by these products, (iii) the smelters and refiners that processed the Necessary Conflict Minerals used by these products (if known), and (iv) the countries of origin of the Necessary Conflict Minerals used by these products (if known).

(i) Product Description	(ii) Necessary Conflict Minerals Used by Product	(iii) Smelters and Refiners that Processed the Necessary Conflict Minerals Used by Product, if Known	(iv) Countries of Origin of the Necessary Conflict Minerals Used by Product, if Known

BD Laser Key Cutting Machine; Bowmalloy HHCS – Special Sizes; Custom Abrasive Dressing Tool	Tin	Unknown	Unknown

Class C Solutions Group Extra Long Bits, GP Jobber Drills, QC 4X4 Bits, QC Bits (Non-U.S. Sourced), QC Taps (Non-U.S. Sourced), Silver & Deming Drills, STI Taps (Non-U.S. Sourced) and Taper Shank Drills; Vetrax Vertical Band Saws	Tungsten	Unknown	Unknown

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(i) Product Description	(ii) Necessary Conflict Minerals Used by Product	(iii) Smelters and Refiners that Processed the Necessary Conflict Minerals Used by Product, if Known	(iv) Countries of Origin of the Necessary Conflict Minerals Used by Product, if Known

Custom Boring Bar; Custom Chamfer Tools; Custom Cutters; Custom Drills; Custom End Mills; Custom Form Tools; Custom Gauge; Custom Insert; Custom Reamers; Custom Recess Tools; Custom Taps; Custom Thread Mills	Tungsten	Unknown[2]; Kennametal Fallon (located in the U.S.)	Unknown

Custom Inserts; Custom End Mills; Custom Drills	Tantalum; Tungsten	Unknown[3]; H.C. Starck GmbH Goslar[4] (Tantalum; located in Germany); Mitsui Mining & Smelting[5] (Tantalum; located in Japan); H.C. Starck GmbH (Tungsten; located in Germany); A.L.M.T. Corp. AG (Tungsten; located in Japan); Global Tungsten & Powders Corp.[6] (Tungsten; located in the U.S.); Japan New Metals Co., Ltd.[7] (Tungsten; located in Japan); Wolfram Bergbau und Hütten AG8 (Tungsten; located in Austria); Xiamen Tungsten Co., Ltd.[9] (Tungsten; located in China); Xiamen Tungsten (H.C.) Co., Ltd. [10](Tungsten; located in China)	Unknown[11]; one or more Level 1 Countries[12]; one or more Covered Countries[13]; DRC[14]

2 Not all smelters are known.

3 Not all smelters are known.

4 CFSP Compliant.

5 CFSP Compliant.

6 CFSP Compliant.

7 CFSP Compliant.

8 CFSP Compliant.

9 CFSP Compliant.

10 CFSP Compliant.

11 Not all countries of origin are known.

12 Country of origin information of the Conflict Minerals used by CFSP Compliant smelters is provided by the CFSI. Due to confidentiality restrictions, the CFSI may only disclose country of origin information on an aggregate basis where the country of origin is not the DRC. See the Appendix to this Report for the list of Level 1 Countries.

13 The smelters which source Conflict Minerals from the Covered Countries are CFSP Compliant. Country of origin information of the Conflict Minerals used by CFSP Compliant smelters is provided by the CFSI. Due to confidentiality restrictions, the CFSI may only disclose country of origin information on an aggregate basis where the country of origin is a Covered Country, except for the DRC which may be disclosed separately.

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(i) Product Description	(ii) Necessary Conflict Minerals Used by Product	(iii) Smelters and Refiners that Processed the Necessary Conflict Minerals Used by Product, if Known	(iv) Countries of Origin of the Necessary Conflict Minerals Used by Product, if Known

Custom Round Tooling	Tungsten	Unknown[15]; China Minmetals Nonferrous Metals Co. Ltd. (located in China); Global Tungsten & Powders Corp.[16] (located in the U.S.); Kennametal Huntsville (located in the U.S.); Xinhai Rendan Shaoguan Tungsten Co., Ltd. (located in China)	Unknown[17]; one or more Level 1 Countries[18]

Hertel Boring Bars	Tungsten	Unknown[19]; Ganzhou Jiangwu Ferrotungsten Co., Ltd.[20]	Unknown[21]; one or more Level 1 Countries[22]

Hertel Carbide Shim	Tungsten	Zigong Cemented Carbide Corp. Ltd. (located in China)	Unknown

Hertel (Helicurve) End Mills	Tungsten	H.C. Starck GmbH (located in Germany); Wolfram Bergbau und Hütten AG23 (located in Austria)	Unknown[24]; one or more Level 1 Countries[25]; one or more Covered Countries[26]

14 The smelter which sources from the DRC is CFSP Compliant.

15 Not all smelters are known.

16 CFSP Compliant.

17 Not all countries of origin are known.

18 Country of origin information of the Conflict Minerals used by CFSP Compliant smelters is provided by the CFSI. Due to confidentiality restrictions, the CFSI may only disclose country of origin information on an aggregate basis where the country of origin is not the DRC. See the Appendix to this Report for the list of Level 1 Countries.

19 Not all smelters are known.

20 CFSP Compliant.

21 Not all countries of origin are known.

22 Country of origin information of the Conflict Minerals used by CFSP Compliant smelters is provided by the CFSI. Due to confidentiality restrictions, the CFSI may only disclose country of origin information on an aggregate basis where the country of origin is not the DRC. See the Appendix to this Report for the list of Level 1 Countries.

23 CFSP Compliant.

24 Not all countries of origin are known.

25 Country of origin information of the Conflict Minerals used by CFSP Compliant smelters is provided by the CFSI. Due to confidentiality restrictions, the CFSI may only disclose country of origin information on an aggregate basis where the country of origin is not the DRC. See the Appendix to this Report for the list of Level 1 Countries.

26 The smelter which sources Conflict Minerals from the Covered Countries is CFSP Compliant. Country of origin information of the Conflict Minerals used by CFSP Compliant smelters is provided by the CFSI. Due to confidentiality restrictions, the CFSI may only disclose country of origin information on an aggregate basis where the country of origin is a Covered Country, except for the DRC which may be disclosed separately.

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We undertook the activities detailed in Section 2.2.2 above for the Reporting Period in our efforts to determine the mine or location of origin of the Necessary Conflict Minerals in the Covered Products.

5. RISK MITIGATION STEPS

We intend to take the following steps, among others, in an effort to further mitigate the risk that our Conflict Minerals finance or otherwise benefit Armed Groups in the Covered Countries:

•	continue to develop customized engagement plans for each supplier of Necessary Conflict Minerals for our Covered Products based on the supplier’s outstanding due diligence information and related level of risk, designed to (i) help us gather improved information regarding whether any of these Conflict Minerals are financing or otherwise benefiting Armed Groups in any of the Covered Countries, and (ii) address specific risks identified;

•	continue to improve procedures for quality-checking supplier responses to our due diligence requests; and

•	continue to participate in industry initiatives to encourage smelters and refiners to participate in independent third party audit programs such as the CFSP.

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Appendix

Level 1 Countries:

Argentina, Australia, Austria, Belgium, Bolivia, Brazil, Canada, Chile, China, Colombia, Côte d'Ivoire, Czech Republic, Djibouti, Egypt, Estonia, Ethiopia, France, Germany, Guyana, Hungary, India, Indonesia, Ireland, Israel, Japan, Kazakhstan, Laos, Luxembourg, Madagascar, Malaysia, Mongolia, Myanmar, Namibia, Netherlands, Nigeria, Peru, Portugal, Russia, Sierra Leone, Singapore, Slovakia, South Korea, Spain, Suriname, Switzerland, Taiwan, Thailand, United Kingdom, United States of America, Vietnam and Zimbabwe.

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